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15047779

[SEC]OMMISSION
Washington, D.C. 20549

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MAR 02 2015
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roseview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street, Suite 610
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth Witkin 617-951-3900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/14

OATH OR AFFIRMATION

I, James B Ahlfeld as FINOP for Kenneth Witkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roseview Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL SICKLER
Notary Public, State of New York
No. 01SI6210351
Qualified in Queens County
Commission Expires Aug. 17, 2017

x James B. Ahlfeld
Signature

FINOP
Title

Crystal Sickler
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Members of
Roseview Securities LLC
Boston, Massachusetts

We have audited the accompanying financial statements of Roseview Securities LLC (a Massachusetts corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income and changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Roseview Securities LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Roseview Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information presented as Schedule I has been subjected to audit procedures performed in conjunction with the audit of Roseview Securities LLC's financial statements. The supplemental information is the responsibility of Roseview Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 23, 2015

ROSEVIEW SECURITIES LLC

Statement of Financial Condition
As of December 31, 2014

ASSETS

ASSETS:		
Cash and Cash Equivalents	$	598,815
Accounts Receivable		1,072,541
Other Assets		1,000
Due from Related Parties		1,941,837
TOTAL ASSETS	$	3,614,193

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts Payable and Other Liabilities	$	13,564
Due to Related Party		269,810
TOTAL LIABILITIES		283,374
MEMBERS' EQUITY		3,330,819
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,614,193

The accompanying notes are an integral part of the financial statements.

ROSEVIEW SECURITIES LLC

Statement of Income and Changes in Members' Equity
For the Year Ended December 31, 2014

REVENUE:	
Commissions	$ 1,814,786
Consulting Fees	266,828
TOTAL NET REVENUE	2,081,614
OPERATING EXPENSES:	
Employee Compensation and Benefits	1,023,258
Professional and Regulatory	99,816
Technology and Communication	64,149
Occupancy and Equipment	59,118
Other Expense	88,035
TOTAL OPERATING EXPENSES	1,334,376
NET INCOME	747,238
MEMBERS' EQUITY, BEGINNING OF YEAR	2,583,581
MEMBERS' EQUITY, END OF YEAR	$ 3,330,819

The accompanying notes are an integral part of the financial statements.

ROSEVIEW SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows From Operating Activities:	
Net Income	$ 747,238
Adjustments To Reconcile Net Income To Net Cash Provided By Operating Activities:	
(Increase) Decrease In:	
Accounts Receivable	(1,011,676)
Due from Related Parties	519,891
Other Assets	88
Increase (Decrease) In:	
Accounts Payable and Other Liabilities	(7,976)
Due to Related Party	93,722
Total Adjustments	(405,951)
Net Cash Provided By Operating Activities	341,287
Net Increase in Cash and Cash Equivalents	341,287
Cash and Cash Equivalents at Beginning of Year	257,528
Cash and Cash Equivalents at End of Year	$ 598,815

The accompanying notes are an integral part of the financial statements.

ROSEVIEW SECURITIES LLC

Notes to Financial Statements
December 31, 2014

Note 1 - ORGANIZATION:

Roseview Securities LLC (the Company) was established on February 18, 2005. The primary activity of the Company is to facilitate capital raising activities for private companies. It is a registered broker/dealer and, accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities as of the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could vary from these estimates.

Cash and Cash Equivalents - For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Substantially all of the accounts receivable are considered collectible. Accordingly, no allowance for doubtful accounts is required. If it were to be determined probable that any accounts are uncollectible, they would be charged to operations and an allowance would be established. The Company has four clients that represent 100% of the outstanding receivable balance as of December 31, 2014.

Revenue Recognition - The principal sources of operating revenues are placement fees for obtaining suitable investors for certain client real estate investment and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements when prospective investors have given formal indication of their intent to commit investment funds, substantially all contingencies relating thereto have been satisfied and all significant services have been delivered (typically the closing event). Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Substantially all of the Company's operating income is derived from two clients.

Income Taxes - The Company is not a taxpaying entity for income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxable to its members. In general, the Company's federal and state income tax returns remain subject to examination for three years.

Basis of Accounting - The Company uses the accrual method of accounting for financial reporting purposes.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES - Continued:

Subsequent Events - Subsequent events are events or transactions that occur after the balance sheet date but that could affect the amounts or disclosures in the financial statements. Management has evaluated subsequent events through the date that the financial statements are available to be issued, which is the date noted at the bottom of the auditor's report.

Note 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At December 31, 2014, the Company had net capital of $315,440 which was $296,549 in excess of its required net capital of $18,892. The Company's percentage of aggregate indebtedness to net capital was 89.83%.

Note 4 - RELATED PARTY TRANSACTIONS:

The Company has an agreement in place wherein a related party provides the Company with employees and pays expenses on the Company's behalf in exchange for an allocation of the related payroll expenses and reimbursement of the expenses. During 2014, the Company reimbursed the related party $1,288,437 for employees and expenses.

As of December 31, 2014, the Company owed the related party $269,810 related to these expenses.

The Company also transfers excess cash to a related party to generate investment income. The related party is currently holding $1,941,837 of the Company's excess cash.

Note 5 - COMPENSATED ABSENCES:

The employees provided by the related party are entitled to paid vacations, sick days and other time off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the allocated costs of compensated absences when paid to employees.

Note 6 - CONCENTRATIONS:

The Company maintains bank account balances which at times exceed federally insured amounts.

100% of income from operations was generated from six customers during 2014.

ROSEVIEW SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commision
As of December 31, 2014

NET CAPITAL:		
Total Members' Equity Qualified for Net Capital		$ 3,330,819
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$ 1,072,541	
Due from Related Party	1,941,837	
Other Assets	1,000	
Total Non-allowable Assets		3,015,378
Net Capital		$ 315,441
AGGREGATE INDEBTEDNESS:		
Accounts Payable and other liabilities	$ 13,564	
Due to Related Party	269,810	
Total Aggregate Indebtedness		$ 283,374
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required		$ 18,892
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		296,549
Excess Net Capital at Greater of 10% of Liabilities or 120% of Net Capital Requirement		$ 287,104
Percentage of Aggregate Indebtedness to Net Capital		89.83%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-f Part II - A filing as of December 31, 2014.

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Roseview Securities LLC
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5, in which (1) Roseview Securities LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Roseview Securities LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Roseview Securities LLC stated that Roseview Securities LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Roseview Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Roseview Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 23, 2015

ROSEVIEW SECURITIES LLC

Exemption Report
Pursuant to SEC Rule 17a-5
For the Year December 31, 2014

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(i) and was in compliance with the condition of such exemption.

The Company has met the identified exemption provisions for the year ended December 31, 2014 without exception.

Vince Costantini, CEO

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Roseview Securities LLC
Boston, Massachusetts

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014 which were agreed to by Roseview Securities LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Roseview Securities LLC's compliance with the applicable instructions of Form SIPC-7. Roseview Securities LLC's management is responsible for Roseview Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
February 23, 2015

ROSEVIEW SECURITIES LLC

Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Beginning January 1, 2014 and Ending December 31, 2014

Total revenue	$	2,081,614
Additions:		
Various (list)		-
Total additions	$	-
Deductions:		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$	-
Revenues from commodity transactions		-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
Other		-
Total deductions	$	-
SIPC NET OPERATING REVENUES	$	2,081,614
GENERAL ASSESSMENT @ .0025 (MINIMUM $150)	$	5,204

ROSEVIEW SECURITIES LLC

Determination of "SIPC Net Operating Revenues"
And General Assessment
For the Period Beginning January 1, 2014 and Ending December 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		$ 5,204
Less Payments Made:		
Date Paid:	Amount	
8/1/2014	$ 1,388	$ (1,388)
Interest on late payment(s)		$ -
Total Assessment Balance		$ 3,816
PAID WITH THIS FORM		$ 3,816